Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated April 22, 2015

Relating to Preliminary Prospectus dated April 9, 2015

Registration No. 333-197182

On April 22, 2015, Viking Therapeutics, Inc. filed Amendment No. 6 (“Amendment No. 6”) to its Registration Statement on Form S-1 (File No. 333-197182) with the Securities and Exchange Commission to update and supplement certain information that had been provided in its preliminary prospectus dated April 9, 2015 (the “Preliminary Prospectus”) relating to its initial public offering of common stock. This free writing prospectus summarizes the amendments to the information provided in the Preliminary Prospectus that appear in the most recent preliminary prospectus dated April 22, 2015 and included in Amendment No. 6 to the Registration Statement (the “Revised Preliminary Prospectus”). The Revised Preliminary Prospectus, as well as Amendment No.  6 to the Registration Statement of which it forms a part, can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1607678/000119312515141802/d770501ds1a.htm .

This free writing prospectus relates only to the initial public offering of common stock of Viking Therapeutics, Inc. and should be read together with the Preliminary Prospectus.

Unless the context indicates otherwise, as used in this free writing prospectus, the terms “the Company”, “we,” “us” and “our” refer to Viking Therapeutics, Inc. The following summarizes information in Amendment No. 6 that amends and updates the information contained in the Preliminary Prospectus:

Update to “Risk Factors”

The second sentence under the heading “Risk Factors—If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares” on page 47 of the Preliminary Prospectus has been revised in the Revised Preliminary Prospectus to read as follows:

“As a result, investors purchasing common stock in this offering will incur immediate dilution of $6.33 per share, based on an assumed initial public offering price of $8.00, the midpoint of the price range set forth on the cover page of this prospectus, and our pro forma as adjusted net tangible book value (deficit) as of December 31, 2014.”

Updates to “Use of Proceeds”

The first sentence in the second paragraph under the heading “Use of Proceeds” on page 54 of the Preliminary Prospectus has been revised in the Revised Preliminary Prospectus to read as follows:

“Each $1.00 increase or decrease in the assumed initial public offering price of $8.00 per share would increase or decrease the net proceeds to us from this offering by approximately $2.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.”

The third sentence in the second paragraph under the heading “Use of Proceeds” on page 54 of the Preliminary Prospectus has been revised in the Revised Preliminary Prospectus to read as follows:

“Each increase or decrease of 1.0 million in the number of shares offered by us at the assumed initial public offering price would increase or decrease the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $7.3 million.”

Update to “Dilution”

The first sentence in the fourth paragraph under the heading “Dilution” on page 59 of the Preliminary Prospectus has been revised in the Revised Preliminary Prospectus to read as follows:

“After giving further effect to the sale of 2,500,000 shares of common stock in this offering at an assumed initial public offering price of $8.00, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value (deficit) as of December 31, 2014 would have been approximately $14.4 million, or approximately $1.67 per share.”

Updates to “Business”

The second sentence under the heading “Business—Agreement to Repurchase Common Stock” on page 103 of the Preliminary Prospectus has been revised in the Revised Preliminary Prospectus to read as follows:

“Pursuant to the Stock Repurchase Agreement, we have agreed to repurchase prior to the completion of this offering, on a pro rata basis from each of the holders of our outstanding common stock, shares of our common stock from these stockholders at a nominal purchase price of $0.00001 per share that is not expected to exceed $40 in the aggregate.”

The first sentence under the heading “Business—Intellectual Property” on page 114 of the Preliminary Prospectus has been revised in the Revised Preliminary Prospectus to read as follows: “We have in-licensed from Ligand patents and patent applications that contain claims that recite our compounds, as set forth below.”

The column heading “Subject Matter” in the table under the heading “Business—Intellectual Property” on page 114 of the Preliminary Prospectus is revised to read “Subject Matter/Compound”.

Updates to “Principal Stockholders”

The first sentence of footnote (8) of the table under the heading “Principal Stockholders” on page 149 of the Preliminary Prospectus has been revised in the Revised Preliminary Prospectus to read as follows:

“Consists of 18,182 shares of common stock, 67,000 shares of unvested restricted common stock and 6,375 shares of common stock issuable upon exercise of options exercisable within 60 days of March 31, 2015 to be issued to Mr. Morneau on the closing date of this offering in accordance with the terms of the Morneau Employment Agreement.”

The first sentence of footnote (11) of the table under the heading “Principal Stockholders” on page 149 of the Preliminary Prospectus has been revised in the Revised Preliminary Prospectus to read as follows:

“Includes 3,794,590 vested shares held by all of our executive officers and directors as of March 31, 2015 and 226,806 shares held by all of our executive officers and directors that will vest within 60 days of March 31, 2015.”

The first two sentences of footnote (12) of the table under the heading “Principal Stockholders” on page 149 of the Preliminary Prospectus have been revised in the Revised Preliminary Prospectus to read as follows:

“Gives effect to the expected repurchase by us of an aggregate of 3,256,265 shares of common stock from our executive officers and directors to be effected prior to the completion of this offering, based on an assumed initial public offering price of $8.00, the midpoint of the price range set forth on the cover page of this prospectus. Consists of (a) 2,218,735 shares of common stock held by all of our executive officers and directors as a group, of which 1,537,710 are vested as of March 31, 2015 and of which 91,910 will vest within 60 days of March 31, 2015, (b) 16,219 shares of common stock issuable upon conversion of convertible notes held by all of our executive officers and directors as a group that will be converted into shares of our common stock upon the closing of this offering, based on an assumed initial public offering price of $8.00, the midpoint of the price range set forth on the cover page of this prospectus, and (c) 84,465 shares of common stock, 329,500 shares of unvested restricted common stock and 47,000 shares of common stock issuable upon exercise of options exercisable within 60 days of March 31, 2015 to be issued to all of our executive officers and directors as a group on the closing date of this offering in accordance with the terms of our employment agreements with our executive officers.”

Viking Therapeutics, Inc. has filed a registration statement (including the preliminary prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. This registration statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1607678/000119312515141802/d770501ds1a.htm . Before you invest, you should read the preliminary prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering.

You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request it from Laidlaw & Company (UK) Ltd., Attention: Syndicate Department, 546 Fifth Avenue, New York, NY 10036, by telephone at (212) 697-5200 or by email at syndicate@laidlawltd.com.

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